UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                          Franklin Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    35252P105
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                                 (CUSIP Number)


                        Lynne Silverstein (310) 752-1442
                Ault Glazer & Company Investment Management LLC,
             100 Wilshire Blvd, 15th Floor, Santa Monica, CA 90401
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 14, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ault Glazer & Company Investment Management LLC

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

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    6.  Citizenship or Place of Organization    Delaware
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
                 ---------------------------------------------------------------
                 8.  Shared Voting Power   476,900 (includes 80,625 shares that
Number of                                  the Reporting Person has the right to
Shares                                     acquire)
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    0
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    476,900 (includes 80,625 shares
                                                 that the Reporting Person has
                                                 the right to acquire)
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person

476,900 (includes 80,625 shares that the Reporting Person has the right to acquire)
--------------------------------------------------------------------------
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |X|

    13. Percent of Class Represented by Amount in Row (11)    29.2%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IA/HC
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--------------------------------------------------------------------------------

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                              Page 2 of 13 pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Milton C. Ault, III

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO and PF
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
                 ---------------------------------------------------------------
                 8.  Shared Voting Power   476,900 (includes 80,625 shares that
Number of                                  the Reporting Person has the right to
Shares                                     acquire)
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    0
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    476,900 (includes 80,625 shares
                                                 that the Reporting Person has
                                                 the right to acquire)
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person

476,900 (includes 80,625 shares that the Reporting Person has the right to acquire)
--------------------------------------------------------------------------
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    29.2%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN/HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                              Page 3 of 13 pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Louis Glazer, M.D.

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions)    OO and PF
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    476,900 (includes 80,625 shares that
Beneficially                                the Reporting Person has the right
Owned by Each                               to acquire)
Reporting                                ---------------------------------------
Person With:     ---------------------------------------------------------------
                 9.  Sole Dispositive Power    0
                                            ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    476,900 (includes 80,625 shares
                                                 that the Reporting Person has
                                                 the right to acquire)
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person

476,900 (includes 80,625 shares that the Reporting Person has the right to acquire)
--------------------------------------------------------------------------
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |X|

    13. Percent of Class Represented by Amount in Row (11)    29.2%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                              Page 4 of 13 pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Melanie Glazer

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions)    OO and PF
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    476,900 (includes 80,625 shares that
Beneficially                                the Reporting Person has the right
Owned by Each                               to acquire)
Reporting                                ---------------------------------------
Person With:     ---------------------------------------------------------------
                 9.  Sole Dispositive Power    0
                                            ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    476,900 (includes 80,625 shares
                                                 that the Reporting Person has
                                                 the right to acquire)
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person

476,900 (includes 80,625 shares that the Reporting Person has the right to acquire)
--------------------------------------------------------------------------
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |X|

    13. Percent of Class Represented by Amount in Row (11)    29.2%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                              Page 5 of 13 pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Teresa Lynne Silverstein

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions)    OO and PF
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    476,900 (includes 80,625 shares that
Beneficially                                the Reporting Person has the right
Owned by Each                               to acquire)
Reporting                                ---------------------------------------
Person With:     ---------------------------------------------------------------
                 9.  Sole Dispositive Power    0
                                            ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    476,900 (includes 80,625 shares
                                                 that the Reporting Person has
                                                 the right to acquire)
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    476,900
(includes 80,625 shares that the Reporting Person has the right to acquire)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |X|

    13. Percent of Class Represented by Amount in Row (11)    29.2%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                              Page 6 of 13 pages

        Ault Glazer & Company Investment Management LLC, a Delaware limited liability company ("Adviser"), Milton C. Ault, III ("Ault"), Louis Glazer and Melanie Glazer (together, the "Glazers"), and Teresa Lynne Silverstein ("Silverstein") pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 10 to Schedule 13D (the "Statement") to amend the original Schedule 13D filed with the Securities and Exchange Commission on May 18, 2004, as amended on May 18, 2004, May 26, 2004, June 2, 2004, June 23, 2004, July 23, 2004, August 5, 2004, August 26, 2004 and
September 30, 2004. Adviser, Ault, the Glazers and Silverstein are collectively referred to herein as the "Reporting Persons".

Item 1.    Security and Issuer

This Statement relates to the Common Stock, $1.00 par value (the "Common Stock"), issued by Franklin Capital Corporation ("FCC"), a Delaware corporation, including shares of Common Stock issuable upon conversion of shares of FCC's Series A Convertible Preferred Stock, $1.00 par value (the "Preferred Stock"). The principal executive offices of FCC are located at 100 Wilshire Boulevard, 15th Floor, Suite 1500, Santa Monica, California 90401.

Item 2.    Identity and Background

The Reporting Persons are as follows:

Name: Ault Glazer & Company Investment Management LLC
Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Louis Glazer, M.D.
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Melanie Glazer
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Teresa Lynne Silverstein
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Ault is the controlling and managing member of Adviser. Adviser's beneficial ownership of the Common Stock that is the subject of this Statement is indirect as a result of Adviser's discretionary authority to buy, sell and vote shares of such Common Stock for certain private investment fund clients (the "Investment Fund Clients") for which it also acts as general partner. Ault's beneficial ownership of the Common Stock that is the subject of this Statement is indirect as a result of Ault's control of Adviser, except to the extent of Ault's direct pecuniary interest in


                               Page 7 of 13 pages
certain of the shares of Common Stock.

The Glazers are non-managing members of Adviser. The Glazers are being included in this Statement as a result of their ownership percentage in certain of the Investment Fund Client, their purchases of shares of Preferred Stock that are convertible into shares of Common Stock and due to the fact that, as a result of certain of the transactions described in Item 4 of this Statement, they may be deemed to be members, together with Adviser, Ault and Silverstein, of a group that beneficially owns all of the Common Stock that is the subject of this Statement.

Silverstein is the chief executive officer of Adviser. Silverstein's beneficial ownership of the Common Stock that is the subject of this Statement is indirect as a result of Silverstein's control of Adviser, except to the extent of Silverstein direct pecuniary interest in certain of the share of Common Stock.

Item 3.    Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase shares of FCC Common Stock was approximately $3,050,000. This amount includes $1,075,000 used to purchase 10,750 shares of Preferred Stock that are convertible into 80,625 shares of Common Stock. Such amount was derived from the Investment Fund Clients and from private funds of the Reporting Persons.

Item 4.    Purpose of Transaction

In May 2004, Adviser began purchasing blocks of FCC Common Stock in the open market on behalf of the Investment Fund Clients. As a result of these purchases, on June 23, 2004, Adviser and FCC entered into a Letter of Understanding (the "LOU") intended to confirm the mutual understanding and agreements of FCC and Adviser with respect to the initial steps of a proposed restructuring and recapitalization plan for FCC (the "Restructuring Plan") designed to maximize the value of FCC for the benefit of stockholders. Pursuant to the terms of the LOU, and in connection with the Restructuring Plan, FCC appointed Ault to FCC's board of directors on June 23, 2004.

On July 16, 2004, in connection with the Restructuring Plan, Ault, the Glazers and certain of the Investment Fund Clients entered into a Stock Purchase Agreement (the "Common Stock Purchase Agreement") with Stephen L. Brown, Spencer
L. Brown and Maggie L. Brown (collectively, the "Common Stockholders") the whereby, on July 20, 2004, Ault, the Glazers and such Investment Fund Clients purchased an aggregate of 28,757 shares of FCC Common Stock from the Common Stockholders at a price of $4.32 per share.

On September 16, 2004, the Glazers and certain of the Investment Fund Clients entered into preferred stock purchase agreements (collectively, the "Original Preferred Stock Purchase Agreements") with Jonathan A. Marshall, Copley Fund Inc., a Florida corporation, and Edward Sheldon (collectively, the "First Group of Preferred Stockholders"), pursuant to which the Glazers and such Investment Fund Clients purchased all of the shares of Preferred Stock held by the First Group of Preferred Stockholders.

On October 22, 2004, pursuant to the terms of the LOU, FCC held a special meeting of its stockholders (the "Stockholders' Meeting") for the purposes of approving certain actions in connection with the Restructuring Plan. At the Stockholders' Meeting, the stockholders of FCC, among other things, elected Louis Glazer and the other nominees proposed by Adviser, including Herbert Langsam, Alice Campbell and Lytle Brown III, to serve on FCC's board of directors.

On December 1, 2004, the Glazers and certain of the Investment Fund Clients entered into preferred stock purchase agreements (collectively, the "New Preferred Stock Purchase Agreements" and, collectively with the Original Preferred Stock Purchase Agreements, the "Preferred Stock Purchase Agreements") with Gerry M. Ritterman, Mark Rattner, John Nebens and Meg Nebens, Daniel S. Kampel, Leslie Murdock, Wendy S. Brown and Hiram Lazar (collectively, the "Second Group of Preferred Stockholders"), pursuant to which, on December 14, 2004, the Glazers and such Investment Fund Clients purchased all of the shares of Preferred Stock held by the Second Group of Preferred Stockholders. Copies of the New Preferred Stock Purchase Agreements are filed as Exhibits B, C, D, E, F, G and H to this Statement.


                               Page 8 of 13 pages

As a result of the purchases of the Preferred Stock from the Preferred Stockholders, the Reporting Persons own approximately 98.2% of the outstanding shares of Preferred Stock and are entitled, pursuant to the provisions of FCC's certificate of incorporation, to elect 2 of the 5 members of FCC's board of directors.

(a) Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to FCC and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

The preceding description of the LOU is qualified in its entirety by reference to the LOU, which was previously filed as exhibits to Amendment No. 5 to this
Schedule 13D, filed with the SEC on June 30, 2004, and which is hereby incorporated herein by reference. The preceding description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which was previously filed as an exhibit to Amendment No. 6 to this Schedule 13D, filed with the SEC on July 23, 2004, and which is hereby incorporated herein by reference. The preceding descriptions of the Original Preferred Stock Purchase Agreements are qualified in their entireties by reference to the Preferred Stock Purchase Agreements, which were filed as exhibits to Amendment No. 9 to this Statement, filed with the SEC on September 30, 2004, and which are hereby incorporated herein by reference. The preceding descriptions of the New Preferred Stock Purchase Agreements are qualified in their entireties by reference to the New Preferred Stock Purchase Agreements, which are filed as exhibits to this Statement.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) As of December 14, 2004, the Reporting Persons directly or indirectly beneficially owned 476,900 shares, or 29.2%, of the Common Stock, including 80,625 shares of Common Stock issuable upon conversion of 10,750 shares of Preferred Stock directly or indirectly beneficially owned by the Reporting Persons. The percentage of Common Stock owned, as reported in this Statement, is based on an as-adjusted total of 1,632,875 shares of Common Stock outstanding as of December 21, 2004. This as-adjusted total reflects 1,046,350 shares of Common Stock actually outstanding as of September 30, 2004 (as reported by FCC in its quarterly report on Form 10-Q filed with the SEC on November 15, 2004), plus 505,900 shares of Common Stock issued as of December 21, 2004 in connection with a private placement by


                               Page 9 of 13 pages

FCC of shares of FCC Common Stock and warrants to purchase FCC Common Stock (as reported by FCC in its current reports on Form 8-K filed with the SEC on November 9, 2004, November 19, 2004, December 8, 2004 and December 27, 2004), plus 80,625 shares of Common Stock issuable upon conversion of the shares of Preferred Stock directly or indirectly beneficially owned by the Reporting Persons.

        (1)     Adviser owned 476,900 shares (29.2%)

        (2)     Ault owned 476,900 shares (29.2%)

        (3)     Louis Glazer owned 476,900 shares (29.2%)

        (4)     Melanie Glazer owned 476,900 shares (29.2%)

        (5)     Silverstein owned 476,900 shares (29.2%)

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) Below is a list of transactions in since September 30, 2004, the most recent filing on Schedule 13D.



----------------------------------------------------------------------------------------------------------------------
        Party                 Date            Type of Shares           Amount        Price per        Where & How
                                                                       Bought          Share           Effected
                                                                       (Sold)
----------------------------------------------------------------------------------------------------------------------
   The Glazers              12/14/04         Preferred Stock           1,400           $100        Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------
     Adviser                12/14/04         Preferred Stock           100             $100        Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------
   The Glazers              12/14/04         Preferred Stock           1,000           $100        Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------
     Adviser                12/14/04         Preferred Stock           500             $100        Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------
     Adviser                12/14/04         Preferred Stock           500             $100        Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------
     Adviser                12/14/04         Preferred Stock           500             $100        Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------
     Adviser                12/14/04         Preferred Stock           500             $100        Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------
   The Glazers              12/14/04         Preferred Stock           250             $100         Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------
   The Glazers              12/14/04         Preferred Stock           250             $100        Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------
   The Glazers              12/14/04         Preferred Stock           100             $100        Private Purchase
                                             (convertible into
                                             Common Stock)
----------------------------------------------------------------------------------------------------------------------


                              Page 10 of 13 pages

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Client Accounts of Adviser

In addition to its role as discretionary investment advisor for the Investment Fund Clients referenced in this Statement, Adviser acts as a passive investment advisor for certain additional client accounts of Advisor (the "Client Accounts") that beneficially own shares of FCC Common Stock. Previously, the Reporting Persons reported shares of FCC Common Stock held by these Client Accounts as being indirectly beneficially owned by one or more of the Reporting Persons. However, Adviser's agreement with these Client Accounts clearly specifies that Advisor has no authority to direct the buying, selling or voting of any of the shares of FCC Common Stock held by such Client Accounts. As a result, the Reporting Persons specifically disclaim beneficial ownership of all shares of FCC Common Stock held by the Client Accounts and have not reported such shares of FCC Common Stock as being directly or indirectly beneficially owned by any of the Reporting Persons for purposes of this Statement.

Letter of Understanding

See Item 4 of this Statement for a description of the LOU.

Common Stock Purchase Agreement

See Item 4 of this Statement for a description of the Common Stock Purchase Agreement.

Preferred Stock Purchase Agreements

See Item 4 of this Statement for a description of the LOU.

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Joint Filing Agreement Pursuant to Rule 13d-1

Exhibit B:  Preferred Stock Purchase Agreement with Gerry M. Ritterman

Exhibit C:  Preferred Stock Purchase Agreement with Mark Rattner

Exhibit D:  Preferred Stock Purchase Agreement with John and Meg Nebens

Exhibit E:  Preferred Stock Purchase Agreement with Daniel S. Kampel

Exhibit F:  Preferred Stock Purchase Agreement with Leslie Murdock

Exhibit G:  Preferred Stock Purchase Agreement with Wendy S. Brown

Exhibit H:  Preferred Stock Purchase Agreement with Hiram Lazar


                              Page 11 of 13 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 20, 2005

                                 Ault Glazer & Company Investment
                                 Management LLC


                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------
                                  Milton C. Ault, III, Managing Member




                                 Milton C. Ault, III


                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------



                                 Louis Glazer, M.D.


                                 /s/ Louis Glazer, M.D.
                                 -----------------------------------------------



                                 Melanie Glazer


                                 /s/ Melanie Glazer
                                 -----------------------------------------------



                                 Teresa Lynne Silverstein


                                 /s/ Teresa Lynne Silverstein
                                 -----------------------------------------------



                              Page 12 of 13 pages

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  January 20, 2005

                                 Ault Glazer & Company Investment
                                 Management LLC


                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------
                                 Milton C. Ault, III, Managing Member




                                 Milton C. Ault, III


                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------



                                 Louis Glazer, M.D.


                                 /s/ Louis Glazer, M.D.
                                 -----------------------------------------------




                                 Melanie Glazer


                                 /s/ Melanie Glazer
                                 -----------------------------------------------



                                 Teresa Lynne Silverstein


                                 /s/ Teresa Lynne Silverstein
                                 -----------------------------------------------



                               Page 13 of 13 pages

                                                                       EXHIBIT B



                       PREFERRED STOCK PURCHASE AGREEMENT

        THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on December 1, 2004 (the "Effective Date"), by and among Gerry M. Ritterman (the "Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

        WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 1,500 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

        WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.      PURCHASE AND SALE OF THE SHARES.

        1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

        1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to the Shares, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

4. MISCELLANEOUS.

        4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

        4.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        4.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

        4.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

        4.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.



SELLER:                                        PURCHASERS:


                                               FIRST TENNESSEE BK NATL ASSOC A/C
                                               MELVILLE C LYNNETTE P MORRIS TUA
                                               DTD 12/20/86 FBO MELANIE M GLAZER
                                               A/C 5001080


/s/ Gerry M. Ritterman                         By:/s/ Melanie Glazer
------------------------------                    ------------------------------
Gerry M. Ritterman                                 Melanie Glazer





                                               ZEALOUS INCOME PARTNERS LP A/C OF
                                               CORR B/D STROME SEC

                                               By:/s/ Milton "Todd" Ault III
                                                  ------------------------------
                                               Name: Milton "Todd" Ault III
                                                    ----------------------------
                                               Title: Managing Member
                                                     ---------------------------

                                    EXHIBIT A

----------------------------------------------------- --------------------- ---------------------
                     Purchaser                             Number of             Aggregate
                                                        Shares Purchased       Purchase Price
----------------------------------------------------- --------------------- ---------------------
FIRST TENNESSEE BK NATL ASSOC A/C MELVILLE C                  1,400                $140,000
LYNNETTE P MORRIS TUA DTD 12/20/86 FBO MELANIE M
GLAZER A/C 5001080
----------------------------------------------------- --------------------- ---------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME
SEC                                                             100                 $10,000
----------------------------------------------------- --------------------- ---------------------
TOTALS:                                                       1,500                $150,000
----------------------------------------------------- --------------------- ---------------------

                                    EXHIBIT B

                                   STOCK POWER

        For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more stock certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  December 1, 2004


                                       SELLER:




                                       /s/ Gerry M. Ritterman
                                       -----------------------------------------
                                       Gerry M. Ritterman

                                   Schedule 1

---------------------------------------------------------------- ----------------------
                           Purchaser                                   Number of
                                                                   Shares Purchased
---------------------------------------------------------------- ----------------------
FIRST  TENNESSEE BK NATL ASSOC A/C MELVILLE C LYNNETTE P MORRIS          1,400
TUA DTD 12/20/86 FBO MELANIE M GLAZER A/C 5001080
---------------------------------------------------------------- ----------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME SEC                      100
---------------------------------------------------------------- ----------------------
TOTALS:                                                                  1,500
---------------------------------------------------------------- ----------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


December 1, 2004

Franklin Capital Corporation
100 Wilshire Boulevard, 15th Floor, Suite 1500
Santa Monica, California  90401

Re:     Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.

                                       Sincerely,


                                       SELLER:




                                       /s/ Gerry M. Ritterman
                                       -----------------------------------------
                                       Gerry M. Ritterman

                                   Schedule 1

---------------------------------------------------------------- ----------------------
                           Purchaser                                   Number of
                                                                   Shares Purchased
---------------------------------------------------------------- ----------------------
FIRST  TENNESSEE BK NATL ASSOC A/C MELVILLE C LYNNETTE P MORRIS          1,400
TUA DTD 12/20/86 FBO MELANIE M GLAZER A/C 5001080
---------------------------------------------------------------- ----------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME SEC                      100
---------------------------------------------------------------- ----------------------
TOTALS:                                                                  1,500
---------------------------------------------------------------- ----------------------

        Please confirm your agreement and acceptance of the foregoing by signing below where indicated and returning a signed copy to the undersigned.

                                            Very truly yours,

                                            /s/ Gerry M. Ritterman
                                            ---------------------------
                                            Gerry M. Ritterman




Confirmed and agreed to this
1st day of December 2004:

THE PURCHASERS:

FIRST TENNESSEE BK NATL ASSOC A/C MELVILLE C
LYNNETTE P MORRIS TUA DTD 12/20/86 FBO MELANIE
M GLAZER A/C 5001080


By:/s/ Melanie Glazer
   ---------------------------------------------
     Melanie Glazer



ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D
STROME SEC

By:/s/ Milton "Todd" Ault III
   ---------------------------------------------

Name: Milton "Todd" Ault III
     -------------------------------------------

Title: Managing Member
      ------------------------------------------

                                                                       EXHIBIT C

                       PREFERRED STOCK PURCHASE AGREEMENT

        THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on December 1, 2004 (the "Effective Date"), by and among Mark E. Rattner (the "Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

        WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 2,000 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

        WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.      PURCHASE AND SALE OF THE SHARES.

        1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

        1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to the Shares, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

4.      MISCELLANEOUS.

        4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

        4.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        4.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

        4.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

        4.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.



SELLER:                                  PURCHASERS:


                                         FIRST   TENNESSEE  BK  NATL  ASSOC  A/C
                                         CO-TTEE LYNETTE P MORRIS TR FBO MELANIE
                                         MORRIS GLAZER A CREATED 12/15/99 A/C
                                         5001052


/s/ Mark E. Rattner                      By:/s/ Melanie Glazer
------------------------------------        ------------------------------------
Mark E. Rattner                              Melanie Glazer


                                         ZEALOUS INCOME PARTNERS LP A/C OF CORR
                                         B/D STROME SEC

                                         By:/s/ Milton "Todd" Ault III
                                            ------------------------------------

                                         Name: Milton "Todd" Ault III
                                              ----------------------------------

                                         Title: Managing Member
                                               ---------------------------------


                                         ZODIAC INVESTMENT PARTNERS, L.P.


                                         By:/s/ Milton "Todd" Ault III
                                            ------------------------------------

                                         Name: Milton "Todd" Ault III
                                              ----------------------------------

                                         Title: Managing Member
                                               ---------------------------------

                                    EXHIBIT A



-----------------------------------------------------------------------------------------------
                     Purchaser                            Number of            Aggregate
                                                       Shares Purchased      Purchase Price
-----------------------------------------------------------------------------------------------
FIRST  TENNESSEE BK NATL ASSOC A/C CO-TTEE LYNETTE P
MORRIS  TR  FBO  MELANIE  MORRIS  GLAZER  A  CREATED
12/15/99 A/C 5001052                                         1,000               $100,000
-----------------------------------------------------------------------------------------------
ZEALOUS  INCOME  PARTNERS  LP A/C OF CORR B/D STROME
SEC                                                            500                $50,000
-----------------------------------------------------------------------------------------------
ZODIAC INVESTMENT PARTNERS, L.P.                               500                $50,000
-----------------------------------------------------------------------------------------------
TOTALS:                                                      2,000               $200,000
-----------------------------------------------------------------------------------------------

                                    EXHIBIT B

                                   STOCK POWER

        For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more stock certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  December 1, 2004


                                       SELLER:


                                       /s/ Mark E. Rattner
                                       -----------------------------------------
                                       Mark E. Rattner

                                   Schedule 1


-----------------------------------------------------------------------------------------------
                     Purchaser                            Number of            Aggregate
                                                       Shares Purchased      Purchase Price
-----------------------------------------------------------------------------------------------
FIRST  TENNESSEE BK NATL ASSOC A/C CO-TTEE LYNETTE P
MORRIS  TR  FBO  MELANIE  MORRIS  GLAZER  A  CREATED
12/15/99 A/C 5001052                                          1,000                $100,000
-----------------------------------------------------------------------------------------------
ZEALOUS  INCOME  PARTNERS  LP A/C OF CORR B/D STROME
SEC                                                             500                 $50,000
-----------------------------------------------------------------------------------------------
ZODIAC INVESTMENT PARTNERS, L.P.                                500                 $50,000
-----------------------------------------------------------------------------------------------
TOTALS:                                                       2,000                $200,000
-----------------------------------------------------------------------------------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


December 1, 2004

Franklin Capital Corporation
100 Wilshire Boulevard, 15th Floor, Suite 1500
Santa Monica, California  90401

Re:     Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.

                                       Sincerely,


                                       SELLER:



                                       /s/ Mark E. Rattner
                                       -----------------------------------------
                                       Mark E. Rattner

                                   Schedule 1


-----------------------------------------------------------------------------------------------
                     Purchaser                            Number of            Aggregate
                                                       Shares Purchased      Purchase Price
-----------------------------------------------------------------------------------------------
FIRST  TENNESSEE BK NATL ASSOC A/C CO-TTEE LYNETTE P
MORRIS  TR  FBO  MELANIE  MORRIS  GLAZER  A  CREATED
12/15/99 A/C 5001052                                          1,000                $100,000
-----------------------------------------------------------------------------------------------
ZEALOUS  INCOME  PARTNERS  LP A/C OF CORR B/D STROME
SEC                                                             500                 $50,000
-----------------------------------------------------------------------------------------------
ZODIAC INVESTMENT PARTNERS, L.P.                                500                 $50,000
-----------------------------------------------------------------------------------------------
TOTALS:                                                       2,000                $200,000
-----------------------------------------------------------------------------------------------

                                                                       EXHIBIT D


                       PREFERRED STOCK PURCHASE AGREEMENT

        THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on December 1, 2004 (the "Effective Date"), by and among John Nebens and Meg Nebens (collectively, the "Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

        WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 500 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

        WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.      PURCHASE AND SALE OF THE SHARES.

        1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

        1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to the Shares, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

4.      MISCELLANEOUS.

        4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

        4.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        4.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

        4.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

        4.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.



SELLER:                                        PURCHASERS:




                                               ZEALOUS INCOME PARTNERS LP A/C OF
                                               CORR B/D STROME SEC

/s/ John Nebens                                By:/s/ Milton "Todd" Ault III
---------------------------------                 ------------------------------
John Nebens
                                               Name: Milton "Todd" Ault III
                                                    ----------------------------

                                               Title: Managing Member
                                                     ---------------------------

/s/ Meg Nebens
---------------------------------
Meg Nebens

                                    EXHIBIT A

----------------------------------------------------- --------------------- ---------------------
                     Purchaser                             Number of             Aggregate
                                                        Shares Purchased       Purchase Price
----------------------------------------------------- --------------------- ---------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME                500                $50,000
SEC
----------------------------------------------------- --------------------- ---------------------
TOTALS:                                                          500                $50,000
----------------------------------------------------- --------------------- ---------------------

                                    EXHIBIT B

                                   STOCK POWER

        For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more stock certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  December 1, 2004


                                       SELLER:




                                       /s/ John Nebens
                                       -----------------------------------------
                                       John Nebens



                                       /s/ Meg Nebens
                                       -----------------------------------------
                                       Meg Nebens

                                   Schedule 1

---------------------------------------------------------------- ----------------------
                           Purchaser                                   Number of
                                                                   Shares Purchased
---------------------------------------------------------------- ----------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME SEC                       500
---------------------------------------------------------------- ----------------------
TOTALS:                                                                     500
---------------------------------------------------------------- ----------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


December 1, 2004

Franklin Capital Corporation
100 Wilshire Boulevard, 15th Floor, Suite 1500
Santa Monica, California  90401

Re:     Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.

                                       Sincerely,


                                       SELLER:




                                       /s/ John Nebens
                                       -----------------------------------------
                                       John Nebens




                                       /s/ Meg Nebens
                                       -----------------------------------------
                                       Meg Nebens

                                   Schedule 1

---------------------------------------------------------------- ----------------------
                           Purchaser                                   Number of
                                                                   Shares Purchased
---------------------------------------------------------------- ----------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME SEC                       500
---------------------------------------------------------------- ----------------------
TOTALS:                                                                     500
---------------------------------------------------------------- ----------------------

                                                                       EXHIBIT E


                       PREFERRED STOCK PURCHASE AGREEMENT

        THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on December 1, 2004 (the "Effective Date"), by and among Daniel S. Kampel (the "Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

        WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 500 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

        WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.      PURCHASE AND SALE OF THE SHARES.

        1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

        1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to the Shares, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

4.      MISCELLANEOUS.

        4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

        4.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        4.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

        4.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

        4.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.


SELLER:                                  PURCHASERS:


                                         ZEALOUS INCOME PARTNERS LP A/C OF CORR
                                         B/D STROME SEC

/s/ Daniel S. Kampel                     By:/s/ Milton "Todd" Ault III
------------------------------------        ------------------------------------
Daniel S. Kampel
                                         Name: Milton "Todd" Ault III
                                              ----------------------------------

                                         Title: Managing Member
                                               ---------------------------------

                                    EXHIBIT A


-----------------------------------------------------------------------------------------------
                     Purchaser                            Number of            Aggregate
                                                       Shares Purchased      Purchase Price
-----------------------------------------------------------------------------------------------
ZEALOUS  INCOME  PARTNERS  LP A/C OF CORR B/D STROME
SEC                                                              500                $50,000
-----------------------------------------------------------------------------------------------
TOTALS:                                                          500                $50,000
-----------------------------------------------------------------------------------------------

                                    EXHIBIT B

                                   STOCK POWER

        For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more stock certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  December 1, 2004


                                       SELLER:


                                       /s/ Daniel S. Kampel
                                       -----------------------------------------
                                       Daniel S. Kampel

                                   Schedule 1

--------------------------------------------------------------------------------
                           Purchaser                              Number of
                                                              Shares Purchased
--------------------------------------------------------------------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME SEC                  500
--------------------------------------------------------------------------------
TOTALS:                                                                500
--------------------------------------------------------------------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


December 1, 2004

Franklin Capital Corporation
100 Wilshire Boulevard, 15th Floor, Suite 1500
Santa Monica, California  90401

Re:     Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.

                                       Sincerely,

                                       SELLER:


                                       /s/ Daniel S. Kampel
                                       -----------------------------------------
                                       Daniel S. Kampel

                                   Schedule 1

--------------------------------------------------------------------------------
                           Purchaser                               Number of
                                                               Shares Purchased
--------------------------------------------------------------------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME SEC                   500
--------------------------------------------------------------------------------
TOTALS:                                                                 500
--------------------------------------------------------------------------------

                                                                       EXHIBIT F



                       PREFERRED STOCK PURCHASE AGREEMENT

        THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on December 1, 2004 (the "Effective Date"), by and among Leslie Murdock (the "Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

        WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 250 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

        WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.      PURCHASE AND SALE OF THE SHARES.

        1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

        1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to the Shares, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

4. MISCELLANEOUS.

        4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

        4.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        4.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

        4.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

        4.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.



SELLER:                                        PURCHASERS:




                                               FIRST TENNESSEE BK NATL ASSOC A/C
                                               MELVILE C LYNETTE P MORRIS TR DTD
                                               1/30/87 FBO MELANIE M GLAZER A/C
                                               5001081



/s/ Leslie Murdock                             By: /s/ Melanie Glazer
------------------------------------              ------------------------------
Leslie Murdock                                     Melanie Glazer

                                    EXHIBIT A

----------------------------------------------------- --------------------- ---------------------
                     Purchaser                             Number of             Aggregate
                                                        Shares Purchased       Purchase Price
----------------------------------------------------- --------------------- ---------------------
FIRST TENNESSEE BK NATL ASSOC A/C MELVILE C LYNETTE              250                $25,000
P MORRIS TR DTD 1/30/87 FBO MELANIE M GLAZER A/C
5001081
----------------------------------------------------- --------------------- ---------------------
TOTALS:                                                          250                $25,000
----------------------------------------------------- --------------------- ---------------------

                                    EXHIBIT B

                                   STOCK POWER

        For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more stock certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  December 1, 2004


                                       SELLER:




                                       /s/ Leslie Murdock
                                       -----------------------------------------
                                       Leslie Murdock

                                   Schedule 1

---------------------------------------------------------------- ----------------------
                           Purchaser                                   Number of
                                                                   Shares Purchased
---------------------------------------------------------------- ----------------------
FIRST TENNESSEE BK NATL ASSOC A/C MELVILE C LYNETTE P MORRIS                250
TR DTD 1/30/87 FBO MELANIE M GLAZER A/C 5001081
---------------------------------------------------------------- ----------------------
TOTALS:                                                                     250
---------------------------------------------------------------- ----------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


December 1, 2004

Franklin Capital Corporation
100 Wilshire Boulevard, 15th Floor, Suite 1500
Santa Monica, California  90401

Re:     Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.

                                       Sincerely,


                                       SELLER:




                                       /s/ Leslie Murdock
                                       -----------------------------------------
                                       Leslie Murdock

                                   Schedule 1

---------------------------------------------------------------- ----------------------
                           Purchaser                                   Number of
                                                                   Shares Purchased
---------------------------------------------------------------- ----------------------
FIRST TENNESSEE BK NATL ASSOC A/C MELVILE C LYNETTE P MORRIS                250
TR DTD 1/30/87 FBO MELANIE M GLAZER A/C 5001081
---------------------------------------------------------------- ----------------------
TOTALS:                                                                     250
---------------------------------------------------------------- ----------------------

                                                                       EXHIBIT G


                       PREFERRED STOCK PURCHASE AGREEMENT

        THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on December 1, 2004 (the "Effective Date"), by and among Wendy S. Brown (the "Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

        WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 250 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

        WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.      PURCHASE AND SALE OF THE SHARES.

        1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

        1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to the Shares, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

4.      MISCELLANEOUS.

        4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

        4.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        4.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

        4.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

        4.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

SELLER:                                  PURCHASERS:


                                         FIRST   TENNESSEE  BK  NATL  ASSOC  A/C
                                         MELVILE  C  LYNETTE  P  MORRIS  TR  DTD
                                         1/30/87   FBO   MELANIE  M  GLAZER  A/C
                                         5001081


/s/ Wendy S. Brown                       By: /s/ Melanie Glazer
------------------------------------        ------------------------------------
Wendy S. Brown                                Melanie Glazer

                                    EXHIBIT A



-----------------------------------------------------------------------------------------------
                     Purchaser                            Number of            Aggregate
                                                       Shares Purchased      Purchase Price
-----------------------------------------------------------------------------------------------
FIRST  TENNESSEE BK NATL ASSOC A/C MELVILE C LYNETTE
P MORRIS TR DTD  1/30/87  FBO  MELANIE M GLAZER  A/C
5001081                                                          250                $25,000
-----------------------------------------------------------------------------------------------
TOTALS:                                                          250                $25,000
-----------------------------------------------------------------------------------------------

                                    EXHIBIT B

                                   STOCK POWER

        For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more stock certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  December 1, 2004


                                       SELLER:


                                       /s/ Wendy S. Brown
                                       -----------------------------------------
                                       Wendy S. Brown

                                   Schedule 1

--------------------------------------------------------------------------------
                           Purchaser                              Number of
                                                              Shares Purchased
--------------------------------------------------------------------------------
FIRST  TENNESSEE  BK NATL ASSOC A/C  MELVILE C LYNETTE P MORRIS
TR DTD 1/30/87 FBO MELANIE M GLAZER A/C 5001081                          250
--------------------------------------------------------------------------------
TOTALS:                                                                  250
--------------------------------------------------------------------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


December 1, 2004

Franklin Capital Corporation
100 Wilshire Boulevard, 15th Floor, Suite 1500
Santa Monica, California  90401

Re:     Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.

                                       Sincerely,


                                       SELLER:


                                       /s/ Wendy S. Brown
                                       -----------------------------------------
                                       Wendy S. Brown

                                   Schedule 1

--------------------------------------------------------------------------------
                           Purchaser                              Number of
                                                              Shares Purchased
--------------------------------------------------------------------------------
FIRST  TENNESSEE  BK NATL ASSOC A/C  MELVILE C LYNETTE P MORRIS
TR DTD 1/30/87 FBO MELANIE M GLAZER A/C 5001081                         250
--------------------------------------------------------------------------------
TOTALS:                                                                 250
--------------------------------------------------------------------------------

                                                                       EXHIBIT H


                       PREFERRED STOCK PURCHASE AGREEMENT

        THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on December 1, 2004 (the "Effective Date"), by and among Hiram Lazar (the
"Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

        WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 100 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

        WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.      PURCHASE AND SALE OF THE SHARES.

        1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

        1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to the Shares, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

4.      MISCELLANEOUS.

        4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

        4.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        4.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

        4.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

        4.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.



SELLER:                                    PURCHASERS:


                                           1ST TENN BK NA SUCC TTEE U/A MELVILLE
                                           C MORRIS LYNETTE P MORRIS DTD 8/2/65
                                           FBO MELANIE N MORRIS A/C 50700010


/s/ Hiram Lazar                            By: /s/ Melanie Glazer
------------------------------------          ----------------------------------
Hiram Lazar                                    Melanie Glazer

                                    EXHIBIT A

----------------------------------------------------- --------------------- ---------------------
                     Purchaser                             Number of             Aggregate
                                                        Shares Purchased       Purchase Price
----------------------------------------------------- --------------------- ---------------------
1ST TENN BK NA SUCC TTEE U/A MELVILLE C MORRIS                   100                $10,000
LYNETTE P MORRIS DTD 8/2/65 FBO MELANIE N MORRIS
A/C 50700010
----------------------------------------------------- --------------------- ---------------------
TOTALS:                                                          100                $10,000
----------------------------------------------------- --------------------- ---------------------

                                    EXHIBIT B

                                   STOCK POWER

        For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more stock certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  December 1, 2004


                                       SELLER:



                                       /s/ Hiram Lazar
                                       -----------------------------------------
                                       Hiram Lazar

                                   Schedule 1

---------------------------------------------------------------- ----------------------
                           Purchaser                                   Number of
                                                                   Shares Purchased
---------------------------------------------------------------- ----------------------
1ST TENN BK NA SUCC TTEE U/A MELVILLE C MORRIS LYNETTE P                    100
MORRIS DTD 8/2/65 FBO MELANIE N MORRIS A/C 50700010
---------------------------------------------------------------- ----------------------
TOTALS:                                                                     100
---------------------------------------------------------------- ----------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


December 1, 2004

Franklin Capital Corporation
100 Wilshire Boulevard, 15th Floor, Suite 1500
Santa Monica, California  90401

Re:     Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.

                                       Sincerely,


                                       SELLER:



                                       /s/ Hiram Lazar
                                       -----------------------------------------
                                       Hiram Lazar

                                   Schedule 1

---------------------------------------------------------------- ----------------------
                           Purchaser                                   Number of
                                                                   Shares Purchased
---------------------------------------------------------------- ----------------------
1ST TENN BK NA SUCC TTEE U/A MELVILLE C MORRIS LYNETTE P                    100
MORRIS DTD 8/2/65 FBO MELANIE N MORRIS A/C 50700010
---------------------------------------------------------------- ----------------------
TOTALS:                                                                     100
---------------------------------------------------------------- ----------------------